Deloitte &                          Exhibit 16(12)(i)
  Touche LLP                        Suite 3600        Telephone: (303) 292-5400
                                    555 Seventeenth StFacsimile: (303) 312-4000
                                    Denver, Colorado 80202-3942


November 21, 1997

Centennial Money Market Trust
6803 So. Tucson Way
Englewood, CO 80112

Dear Sirs:

We have reviewed the Agreement and Plan of Reorganization between Daily Cash Accumulation Fund, Inc. (DCAF) and Centennial Money Market Trust (CMMT) which is attached as an Exhibit of CMMT's Registration Statement under the Securities Act of 1933 on Form N-14 filed with the Securities and Exchange Commission on August 16, 1997 (the Agreement), concerning the acquisition by CMMT of substantially all of the assets of DCAF solely for voting shares of beneficial interest in CMMT, followed by the distribution of such shares in exchange for all of the outstanding shares of DCAF.

Section 368(a)(1)(C), of the Internal Revenue Code of 1986, as amended ("the Code") provides that, when determining whether the exchange is solely for stock, the assumption by CMMT of a liability of DCAF shall be disregarded.

The management of DCAF has represented to us that there is no plan or intention by any shareholder of DCAF who owns 5% or more of the outstanding shares of DCAF, and to the best of their knowledge, there is no plan or intention on the part of the remaining shareholders of DCAF to redeem, sell, exchange, or otherwise dispose of a number of CMMT shares received in the transaction that would reduce the shareholders' ownership of CMMT shares to a number of shares having a value, as of the Exchange Date, of less than 50 percent of the value of all of the formerly outstanding shares of DCAF as of the same date.

Management of each fund has further represented to us that, as of the date of the exchange, both CMMT and DCAF will qualify as regulated investment companies or will meet the diversification test of Section 368(a)(2)(F)(ii), IRC.

In our opinion, the federal tax consequences of the transaction, if carried out in the manner outlined in the Agreement and in accordance with the above representations, will be as follows:

1. The transactions contemplated by the Agreement will qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1) of the Code, and under the regulations promulgated thereunder.





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Centennial Money Market Trust
November 21, 1997
Page 2



2. DCAF and CMMT will each qualify as a "party to a reorganization" within the meaning of Section 368(b)(2) of the Code.

3. No gain or loss will be recognized by the shareholders of DCAF upon the distribution of shares of beneficial interest in CMMT to the shareholders of DCAF pursuant to Section 354 of the Code.

4. Under Section 361(a) of the Code no gain or loss will be recognized by DCAF by reason of the transfer of substantially all of its assets solely in exchange for shares of CMMT.

5. Under Section 1032 of the Code no gain or loss will be recognized by CMMT by reason of the transfer of DCAF's assets solely in exchange for shares of CMMT and CMMT's assumption of certain liabilities of DCAF.

6. The stockholders of DCAF will have the same tax basis and holding period for the shares of beneficial interest in CMMT that they receive as they had for the stock of DCAF that they previously held, pursuant to Sections 358(a) and 1223(l), respectively, of the Code.

7. The securities transferred by DCAF to CMMT will have the same tax basis and holding period in the hands of CMMT as they had for DCAF, pursuant to Sections 362(b) and 1223(l), respectively, of the Code.

Very truly yours,

/s/ Deloitte & Touche LLP